Pricing Supplement dated December 21, 2006 (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811

$4,500,000

100% Principal Protected Digital Plus Notes due June 30, 2008

Linked to the Performance of a Basket of Currencies

Medium-Term Notes, Series A, No. F-008

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	December 21, 2006

Issue Date:	December 28, 2006

Basket Final Valuation Date:	June 23, 2008

Maturity Date:	June 30, 2008 (resulting in a term to maturity of 18 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Reference Asset:	An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Brazilian Real (the “USD/Real currency exchange rate”), (ii) the U.S. Dollar and the Russian Ruble (the “USD/Ruble currency exchange rate”), (iii) the U.S. Dollar and the Indian Rupee (the “USD/Rupee currency exchange rate”) and (iv) the U.S. Dollar and the Chinese Yuan (the “USD/Yuan currency exchange rate”) each expressed as the number of U.S. Dollars per one unit of the applicable reference currency (each a “currency exchange rate” and a “basket component”) as further described in “Description of the Reference Asset” herein.

Interest:	We will not pay you interest during the term of the Notes.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is greater than 10%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance.

•        if the basket performance is equal to or greater than 0% and less than or equal to 10%, you will receive $1,100 per $1,000 principal amount Note; and

•        if the basket performance is less than 0%, you will receive the principal amount of your Notes.

The return on your Notes will be positive only if the basket performance is positive. Your principal is only protected if you hold the Notes to maturity.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = 0.463113 with respect to the USD/Real currency exchange rate; 0.038038 with respect to the USD/Ruble currency exchange rate; 0.022356 with respect to the USD/Rupee currency exchange rate; and 0.127894 with respect to the USD/Yuan currency exchange rate, which, in each case, represents the reference level of each basket component as determined by the calculation agent in accordance with the mechanics described in “Description of the Reference Asset” herein, on the basket initial valuation date;

C(i) Final = The reference level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is  1/4 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C UK 3 and US06738CUK34

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.50%	98.50%
Total	$4,500,000	$67,500	$4,432,500

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below are provided for illustration purposes only. Assumptions in the table and each of the examples are purely fictional and do not relate to any actual reference level or basket performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the reference levels of the basket components on the basket final valuation date relative to their reference levels on the basket initial valuation date. We cannot predict the basket performance.

The following examples illustrate the payment at maturity based upon an initial investment of $1,000.

Example 1: In this case, the basket performance is positive as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD/Real currency exchange rate	0.463113	0.517530	11.75%	1/4	2.94%
USD/Ruble currency exchange rate	0.038038	0.048951	28.69%	1/4	7.17%
USD/Rupee currency exchange rate	0.022356	0.041646	86.29%	1/4	21.57%
USD/Yuan currency exchange rate	0.127894	0.133214	4.16%	1/4	1.04%

Basket					32.72%

Step 2: Calculate the payment at maturity.

Because the basket performance of 32.72% is greater than 10%, you will receive your principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance, calculated as follows:

$1,000 + [$1,000 x basket performance] = $1,000 + [$1,000 x 32.72%] = $1,327.20

The return on your investment is 32.72%.

Example 2: In this case, the basket performance is positive as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD/Real currency exchange rate	0.463113	0.524652	13.29%	1/4	3.32%
USD/Ruble currency exchange rate	0.038038	0.040098	5.42%	1/4	1.35%
USD/Rupee currency exchange rate	0.022356	0.022038	-1.42%	1/4	-0.36%
USD/Yuan currency exchange rate	0.127894	0.129530	1.28%	1/4	0.32%

Basket					4.64%

Step 2: Calculate the payment at maturity.

Because the basket performance of 4.64% is greater than 0% and less than or equal to 10%, you will receive a payment at maturity of $1,100. The return on your investment is 10%.

Example 3: In this case, the basket performance is negative as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
USD/Real currency exchange rate	0.463113	0.354642	-23.42%	1/4	-5.86%
USD/Ruble currency exchange rate	0.038038	0.037100	-2.47%	1/4	-0.62%
USD/Rupee currency exchange rate	0.022356	0.024421	9.24%	1/4	2.31%
USD/Yuan currency exchange rate	0.127894	0.120050	-6.13%	1/4	-1.53%

Basket					-5.70%

Step 2: Calculate the payment at maturity.

Because the basket performance of -5.70% is less than 0%, you will receive a payment at maturity of $1,000. The return on your investment is 0.00%.

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from -50% to 100%. If the basket performance is greater than 10%, the payment at maturity equals the sum of the principal amount plus the product of (i) the principal amount of your Notes and (ii) the basket performance. If the basket performance is equal to or greater than 0% and less than or equal to 10%, the payment at maturity equals $1,100 per $1,000 principal amount Note. Where the basket performance is negative, the payment at maturity is equal to the principal amount. The return on your Notes will be positive only if the basket performance is positive. Your principal is only protected if you hold the Notes to maturity.

Basket Performance	Payment at Maturity	% Return on Notes
100%	$2,000	100%
90%	$1,900	90%
80%	$1,800	80%
70%	$1,700	70%
60%	$1,600	60%
50%	$1,500	50%
40%	$1,400	40%
30%	$1,300	30%
20%	$1,200	20%
10%	$1,100	10%
5%	$1,100	10%
2%	$1,100	10%
0%	$1,100	10%
–5%	$1,000	0%
–10%	$1,000	0%
–15%	$1,000	0%
–20%	$1,000	0%
–25%	$1,000	0%
–30%	$1,000	0%
–40%	$1,000	0%
–50%	$1,000	0%

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset

Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•	Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to a 10% return on investment at maturity in the event that the basket performance is equal to or greater than 0% and less than or equal to 10%.

•	Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes with More Than One Reference Asset (a ‘Basket’)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•	Notes Bearish on the U.S. dollar—The basket performance will only be positive if, on average, the value of the U.S. dollar depreciates relative to the foreign currencies comprising the basket components. If, on average, the U.S. dollar appreciates in value relative to the Brazilian Real, the Indian Rupee, the Russian Ruble and the Chinese Yuan over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•	Returns Do Not Increase at a Constant Rate—As the performance of the basket components increases, the basket performance will also increase but at a diminishing marginal rate. For example, in Example 1, if the USD/Rupee Currency Exchange Rate had doubled from its initial value of 0.022356 to 0.044712 (an increase of 100%), the corresponding performance of that basket component would have resulted in a performance of 50%. Moreover, as the final basket level increases above the initial basket level, the returns on the Notes continue to increase but at a diminishing marginal rate.

•	The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly. If the basket performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference levels of some or all of the basket components was higher than the reference levels on the basket initial valuation date at some time during the term of the Notes but later falls below those initial reference levels.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the prices of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the reference or spot rate, which is, in respect of a reference currency, the number of U.S. Dollars per such reference currency (to the nearest 6 decimal points) as determined by the calculation agent in accordance with the following:

(a)	where the currency exchange rate is USD/Real, the U.S. Dollar/Brazilian Real fixing rate, expressed as the amount of U.S. Dollars per one Brazilian Real, will be determined by finding the quotient of one divided by the Brazilian Real/U.S.dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Brazilian Real/ U.S. Dollar fixing rate appears on Bloomberg screen “BZFXPTAX <Currency> (Ask)” at approximately 12:00 p.m. New York time, on the relevant date;

(b)	where the currency exchange rate is USD/Ruble, the U.S. Dollar/Russian Ruble official fixing rate, expressed as the amount of U.S. Dollars per one Russian Ruble, will be determined by reference to Reuters page “EMTA”, or any successor page, published at approximately 2:15 p.m. Frankfurt time, on the relevant date;

(c)	where the currency exchange rate is USD/Rupee, the U.S. Dollar/Indian Rupee official fixing rate, expressed as the amount of U.S. Dollars per one Indian Rupee, will be determined by finding the quotient of one divided by the Indian Rupee/U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Indian Rupee/U.S. Dollar fixing rate appears on Bloomberg screen “INRRATE <Currency>“ at approximately 12:00 p.m. New York time, on the relevant date; and

(d)	where the currency exchange rate is USD/Yuan, the U.S. Dollar/Chinese Yuan official fixing rate, expressed as the amount of U.S. Dollars per one Chinese Yuan, will be determined by finding the quotient of one divided by the Chinese Yuan/U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Chinese Yuan/U.S. Dollar fixing rate appears on Bloomberg screen “CYCFUSD <Currency>“ at approximately 12:00 p.m. New York time, on the relevant date.

If any of the Bloomberg screens or Reuters pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Historical Information

The following table sets forth the historical values of the Real, the Ruble, the Rupee and the Yuan currency exchange rates based on the reference levels for the last business day of each quarter from March 30, 2001 through November 30, 2006. The reference levels of the USD/Real, USD/Ruble, USD/Rupee and USD/Yuan currency exchange rates on December 21, 2006 were 0.463113, 0.038038, 0.022356 and 0.127894, respectively. We obtained the information regarding the reference levels of the USD/Real, USD/Rupee, USD/Ruble, and USD/Yuan currency exchange rates below from Reuters and Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Reuters or Bloomberg Financial Markets. The historical values of the USD/Real, USD/Rupee, USD/Ruble, and USD/Yuan currency exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USD/Real, USD/Rupee, USD/Ruble, USD/Yuan currency exchange rates will result in any return in addition to your initial investment.

The People’s Bank of China, China’s central bank, discontinued pegging the Yuan to the U.S. Dollar beginning on July 21, 2005. The currency exchange rate for USD/Yuan became a floating rate as of such date.

Date	USD/Real	USD/Ruble	USD/Rupee	USD/Yuan
March 30, 2001	0.464684	0.034771	0.021452	0.120820
June 29, 2001	0.432713	0.034309	0.021259	0.120820
September 28, 2001	0.374532	0.033936	0.020894	0.120820
December 31, 2001	0.432713	0.032782	0.020728	0.120820
March 29, 2002	0.430108	0.032041	0.020486	0.120820
June 28, 2002	0.354988	0.031771	0.020456	0.120820
September 30, 2002	0.267380	0.031556	0.020672	0.120820
December 31, 2002	0.282486	0.031294	0.020844	0.120820
March 31, 2003	0.298240	0.031861	0.021066	0.120820
June 30, 2003	0.351617	0.032932	0.021511	0.120820
September 30, 2003	0.344828	0.032694	0.021853	0.120820
December 31, 2003	0.345901	0.034196	0.021918	0.120820
March 31, 2004	0.345423	0.035064	0.022936	0.120820
June 30, 2004	0.324149	0.034400	0.021711	0.120820
September 30, 2004	0.349528	0.034220	0.021763	0.120820
December 31, 2004	0.376506	0.036075	0.023010	0.120820
March 31, 2005	0.373274	0.035891	0.022860	0.120820
June 30, 2005	0.428633	0.034928	0.022996	0.120820
September 30, 2005	0.448833	0.035090	0.022720	0.123579
December 30, 2005	0.428082	0.034794	0.022198	0.123913
March 31, 2006	0.462107	0.036095	0.022410	0.124732
June 30, 2006	0.461894	0.037249	0.021720	0.125089
September 29, 2006	0.464684	0.034771	0.021452	0.126517
October 31, 2006	0.466788	0.037436	0.022209	0.126920
November 30, 2006	0.461894	0.038078	0.022353	0.127658

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.